Eric Jackson is the CEO of TransitNet LLC and the CEO and Co-Founder of CapLinked Inc. CapLinked Inc. is the sole Board Member of TransitNet LLC.

Eric Jackson Work History:

CEO, Co-Founder
TransitNet
Dates Employed Jan 2018 – Present Location Greater Los Angeles Area

TransitNet (https://www.transitnet.io) provides tools to assist with title verification for cryptographic assets. Our first product, the Asset Collision Identifier, lets service providers check for the collision of crypto wallets.

CEO, Co-Founder
Company Name
CapLinked
Dates Employed 2010 – Present
Location Greater Los Angeles Area

CapLinked (https://www.caplinked.com/) makes it safe for companies to share information with outside parties. Its clients include Fortune 1000 companies such as Roche, Ernst & Young, Hess, KPMG, DaVita Healthcare Partners, and FTI Consulting. The Wall Street Journal called CapLinked "the go-to place for setting up and closing deals," and Inc. Magazine named CapLinked to its list of 5 Back-Office Tech Innovations.

Member
Company Name
FES LLC - Financial Enterprise Services
Dates Employed Jun 2015 – Present
Location Greater Los Angeles Area

FES LLC makes strategic investments in technology companies and provides value-add advisory services to management teams in fintech, SaaS, online media, and other sectors.